EXHIBIT 21.1

Subsidiary List of Medical Transcription Billing, Corp.

1.	MTBC Acquisition, Corp. (Delaware, US)

2.	MTBC Health, Inc. (Delaware, US)

3.	MTBC Practice Management, Corp. (Delaware, US)

4.	Medical Transcription Billing, Corp. (Private) Limited
(Pakistan)

5.	RCM – MediGain India, Pvt. Ltd. (India)

6.	RCM – MediGain Colombo, Pvt. Ltd. (Sri Lanka)